Exhibit 99.73

ISOTECHNIKA PHARMA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of Shareholders of Isotechnika Pharma Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on August 15, 2013, at 2:00 PM, Pacific Time, for the following purposes:

1.	To elect the directors for the ensuing year (or until the closing of the Arrangement, as defined below, whichever is earlier);

2.	To receive the financial statements of the Company for the financial year ended December 31, 2012, and the report of the auditors thereon;

3.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

4.	To consider and, if deemed appropriate, approve, by ordinary resolution (the “First Offering Approval Resolution”), the issuance of up to 44,445,000 common share purchase warrants of the Company and the securities underlying such common share purchase warrants (see “The First Unit Offering” for more details). The full text of the First Offering Approval Resolution is set out in Appendix C to the accompanying information circular for the Meeting (the “Information Circular”);

5.	To consider and, if deemed appropriate, approve, by ordinary resolution (the “Second Offering Approval Resolution”), the issuance of up to 133,333,332 units of the Company (see “The Second Unit Offering” for more details). The full text of the Second Offering Approval Resolution is set out in Appendix C to the Information Circular;

6.	To consider, and if deemed appropriate, approve by ordinary resolution (the “Share Issuance Resolution”), the issuance of up to 300,000,000 common shares of the Company in connection with the proposed statutory arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Aurinia Pharmaceuticals Inc. (“Aurinia”) and ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which the Company will acquire all of the issued and outstanding securities of Aurinia, as more fully described in the accompanying Information Circular (see “The Share Issuance Resolution” for more details). The full text of the Share Issuance Resolution is set out in Appendix C to the Information Circular;

7.	To consider, and if deemed appropriate, approve by special resolution (the “Constating Document Amendment Resolution”), amendments to the constating documents of the Company to change its name from “Isotechnika Pharma Inc.” to “Aurinia Pharmaceuticals Inc.” and to adopt an advance notice provision into the Company’s by-laws (see “Amendments to the Constating Documents of the Company” for more details). The full text of the proposed Constating Document Amendment Resolution is set out in Appendix C to the Information Circular;

8.	To consider, and if deemed appropriate, approve by special resolution (the “Share Consolidation Resolution”), a share consolidation of the Company’s common shares on a 50:1 ratio (see “The Share Consolidation” for more details). The full text of the Share Consolidation Resolution is set out in Appendix C to the Information Circular;

9.	To consider, and if deemed appropriate, conditionally approve by ordinary resolution (the “Post-Merger Director Resolutions”), (i) increasing the size of the board of directors to seven; and (ii) the election of certain individuals as directors of the Company following the Arrangement (see “The Post-Merger Directors” for more details); and

10.	To transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting, in particular with respect to the election of the directors nominated by Management, are set forth in more detail in the accompanying Management Information Circular.

A copy of the Management Information Circular, a Supplemental Mailing List Reply Form, a form of proxy and a return envelope accompany this Notice of Meeting.

The Board of Directors (the “Board”) has determined that only holders of record of the Common Shares at the close of business on June 26, 2013 will be entitled to vote in respect of the items set out in this Notice of Meeting at the Meeting. The Board has also determined that 2:00 PM, Pacific Time, on August 13, 2013 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent. Failure to properly complete or deposit a proxy may result in its invalidation.

DATED at Edmonton, Alberta, Canada, July 19, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Robert T. Foster”
Dr. Robert T. Foster
President and Chief Executive Officer